FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2007.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Upward Year-end Dividend Forecast

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 25, 2007, in Kyoto, Japan

Nidec Revises Upward Year-end Dividend Forecast

Nidec Corporation (the “Company”) resolved at a meeting of its Board of Directors held today to revise upward its year-end dividend forecast for the year ended March 31, 2007.

Reasons for revision

Nidec Corporation stands by a stable dividend policy and seeks to increase dividends in the way that reasonably reflects the Company’s earnings conditions. In principle, approximately 15% of the Company’s consolidated net income is being appropriated for dividends.

On October 27, 2006, the Company raised its forecast for interim and year-end dividends for the year ended March 31, 2007 from 17.5 yen per share to 20 yen per share. The payment of the interim dividend of 20 yen per share was implemented on schedule.

The Company decided today to further increase the year-end dividend to 25 yen per share, making the annual dividend forecasted for the year ended March 31, 2007 total 45 yen per share.

Details of revision

                                                                                                                                  Yen per share

	Dividends per share for the year ended March 31, 2007			Dividend per share for the year ended March 31, 2006
	Previous forecast -as of Oct. 27, 2006-	Revised forecast	Actual
Interim	-	-	20.00	*12.50
Year-end	20.00	25.00	-	20.00
Annual	40.00	45.00	-	*32.50

* For convenience of comparison, the Interim and Annual dividends per share for the year ended March 31, 2006 are being restated to reflect a two-for-one stock split implemented in November 2005.

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